UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

Alerus Financial Corporation

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

01446U103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒       Rule 13d-1(b)

☐       Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 680033107	13G

1.	Names of Reporting Persons Alerus Financial Corporation Employee Stock Ownership Plan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization North Dakota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,207,952[1]

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,207,952[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,207,952

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.02%[3]

12.	Type of Reporting Person (See Instructions) EP

1 Consists of shares allocated to the accounts of the Alerus Financial Corporation Employee Stock Ownership Plan (“ESOP”) participants. Pursuant to the terms of the ESOP, these allocated shares are voted in accordance with the instructions of the individual participants on all matters requiring the vote of stockholders of Alerus Financial Corporation. If no voting instructions are received, the allocated shares are voted in a manner consistent with and proportionate to the voting instructions received from other participants.

2 Any decision to sell shares allocated to the account of an ESOP participant is made by the individual participant and then executed by the ESOP.

3 Based on 17,212,588 shares outstanding as of December 31, 2021.

Item 1.

(a)	Name of Issuer

Alerus Financial Corporation

(b)	Address of Issuer’s Principal Executive Offices

401 Demers Avenue
Grand Forks, North Dakota 58201

Item 2.

(a)	Name of Person Filing

Alerus Financial Corporation Employee Stock Ownership Plan

(b)	Address of Principal Business Office or, if None, Residence

401 Demers Avenue
Grand Forks, North Dakota 58201

(c)	Citizenship

The ESOP was formed under the laws of the State of North Dakota

(d)	Title of Class of Securities

Common Stock, $1.00 par value per share, of Alerus Financial Corporation

(e)	CUSIP Number

01446U103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☒	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned:

1,207,952

(b)	Percent of class*:

7.02%

* Based on 17,212,588 shares outstanding as of December 31, 2021.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

0

(ii)	Shared power to vote or direct the vote:

1,207,952

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

1,207,952

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2022

Alerus Financial Corporation Employee Stock Ownership Plan

By: Alerus Financial Corporation Employee Stock Ownership Plan Committee of the Board of Directors, Trustee

By:	/s/ Christopher Wolf
Christopher Wolf, Chairman